As filed with the Securities and Exchange Commission on February 23, 2018

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-14214

Second amended application for an order under section 6(c) of the Investment Company Act of

1940 for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections

17(a)(1) and 17(a)(2) of the Act and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

T. Rowe Price Associates, Inc. and

T. Rowe Price Equity Series, Inc.

Please send all communications to: Darrell N. Braman, Esq. Scott Livingston T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	With a copy to: Mark D. Perlow, Esq. Dechert LLP One Bush Street, Suite 1600 San Francisco, CA 94104 Jeremy I. Senderowicz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

i

			e.	Transaction Fee	19

		6.	Secondary Market Pricing of Shares		19

		7.	Dividend Reinvestment Service		19

		8.	Availability of Information		19

		9.	Sales and Marketing Materials; Prospectus Disclosure		20

	D.	Funds of Actively Managed Exchange-Traded Funds			20

		1.	The Investing Funds		20

		2.	Proposed Transactions		21

		3.	Fees and Expenses		21

		4.	Conditions and Disclosure Relating to Fund of Funds Relief		21

IV.	REQUEST FOR ETF RELIEF				21

	A.	In Support of the ETF Relief			21

		1.	The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Cost, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs		21

		2.	The Funds Will Give Short-Term Traders an Appropriate Investment Option		22

		3.	The Funds Will Expand the Investment Options Available to ETF Investors		22

	B.	Legal Analysis of ETF Relief			23

		1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		23

		2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1		24

		3.	Exemption from the Provisions of Section 17(a)		26

V.	REQUEST FOR FUND OF FUNDS RELIEF				27

	A.	Section 12(d)(1) of the 1940 Act			27

	B.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Fund of Funds Relief			30

	C.	Precedent and Policy Support Fund of Funds Relief			32

VI.	CONDITIONS TO THE APPLICATION				32

	A.	ETF Relief			32

	B.	Fund of Funds Relief			33

VII.	NAMES AND ADDRESSES				35

VIII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES				35

APPENDIX A					A-1

ii

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of T. Rowe Price Associates, Inc. T. Rowe Price Equity Series, Inc. 100 East Pratt Street Baltimore, MD 21202 File No. 812-14214	Amended application for an order under section 6(c) of the Investment Company Act of 1940 for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act and under section 12(d)(1)(J) for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF APPLICATION

In this amended application, T. Rowe Price Associates, Inc. (“T. Rowe”) and T. Rowe Price Equity Series, Inc. (the “Corporation,” and together with T. Rowe, the “Applicants”) request an order under section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act” or “Act”), for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (“Order”). Applicants request the exemption to the extent necessary to permit any existing or future series of the Corporation or other registrants (the “Funds”), each of which will be advised by T. Rowe or any investment adviser controlling, controlled by, or under common control with T. Rowe (collectively referred to as the “Adviser”). Each Fund will operate as a semi-transparent exchange-traded fund (“ETF”).

Applicants are seeking the Order for an exemption from sections 2(a)(32), 5(a)(1), 17(a) and 22(d) of the Act and rule 22c-l under the Act (“ETF Relief”) to permit the Corporation to create and operate actively-managed investment series (i.e., the Funds) that offer exchange-traded shares (“Shares”). While the Securities and Exchange Commission (“SEC” or “Commission”) has issued orders permitting actively-managed ETFs (“Active ETFs”), these orders have been granted with a condition requiring the daily disclosure of the portfolio holdings of the Active ETF.1 In contrast, Applicants are seeking relief for Active ETFs that will not disclose their portfolio holdings daily but rather will disclose their portfolio holdings quarterly, as is currently required of other registered investment companies. Instead of disclosing their portfolio holdings on a daily basis, Applicants will disclose a proxy portfolio and provide to market participants other information that Applicants believe will be sufficient to enable the ETF arbitrage and pricing mechanisms.

The requested ETF Relief would permit (i) Shares of the Funds to trade on a national securities exchange as defined in section 2(a)(26) of the Act (“Exchange”) at prices set by the market rather than at net asset value per Share (“NAV”); (ii) Shares to be purchased and redeemed only in large aggregations (“Creation Units”); and (iii) certain affiliated persons of the Funds to buy securities from, and sell securities to, them in connection with the purchase and redemption of Creation Units. The requested Order also would permit the Funds to sell Shares to certain other registered investment companies, and such companies to buy Shares, in excess of the limits established by the Act by granting an exemption pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act and pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act (“Fund of Funds Relief”).

A.	ETF Relief

The principal difference between the Funds and existing Active ETFs is that the Funds, instead of providing daily portfolio transparency to facilitate market participants’ hedging of and intra-day arbitrage in Shares,

1         See, e.g., Emerging Global Advisors, LLC, et al., Investment Company Act Release Nos. 30382 (Feb. 13, 2013) (notice) and 30423 (Mar. 12, 2013) (order) (“EGA Order”); T. Rowe Price Associates, et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order) (“T. Rowe Order”) (collectively, “Fund of Funds Precedent”).

would provide quarterly portfolio transparency, as well as other information that Applicants believe is sufficient to enable such hedging and arbitrage. Each Fund would disclose (unlike existing ETFs) a Hedge Portfolio (as defined below), the value of which Applicants expect will be closely correlated with the NAV of the Fund, which market participants could use to hedge their positions in and/or arbitrage Shares. Each Fund would also cause an indicative net asset value (“INAV”) to be disseminated every 15 seconds throughout the primary trading session in the Fund’s Shares, as do existing ETFs. In addition, each Fund would disclose (unlike existing ETFs) the Daily Deviation (as defined below) between the Hedge Portfolio and the Fund for the last year, as well as certain quantitative summaries of the Daily Deviation data – Tracking Error and Empirical Percentiles (each, as defined below).

Applicants believe that these disclosures will allow market participants to understand the relationship between the performance of a Fund and its Hedge Portfolio. Applicants expect that market participants will calculate their own real-time value of the Hedge Portfolio using pricing sources that in their experience value the Hedge Portfolio’s constituent securities at levels that reflect their ability to transact in those securities. Applicants also expect that market participants will analyze the correlation between changes in the value of a Fund’s Hedge Portfolio against changes in the INAV to determine whether and how to engage in arbitrage transactions and hedge their positions. The Daily Deviation and related summary data will help them in this determination by describing the market behavior of the Hedge Portfolio and how it relates to the Fund’s portfolio holdings, and by providing historical valuation data and analysis, as described in more detail below. Taken together, Applicants expect that all of this information will provide market participants with high-quality pricing signals (as discussed in more detail below) for the Funds.

Furthermore, Applicants expect the Tracking Error between a Fund and its Hedge Portfolio to be sufficiently small, and its constituent securities to be sufficiently liquid, to allow market participants effectively to use the Hedge Portfolio for its intended purpose of hedging or arbitraging transactions in Fund Shares, making it a high-quality hedging vehicle (as discussed in more detail below).

Under these circumstances, Applicants believe that the arbitrage and pricing mechanisms of the proposed Funds will be at least as effective, if not more effective, than are the arbitrage and pricing mechanisms of many ETFs in the market today. Thus, Applicants believe that the ETF Relief requested meets the standards required under the Act and should be granted.

B.	Fund of Funds Relief

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in section 12(d)(1)(B). Applicants request that any exemption under section 12(d)(1)(J) apply to: (1) with respect to section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as a Fund within the meaning of section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of the Fund to an Investing Fund, as defined below; and (2) with respect to section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined below) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in section 12(d)(1)(B).

An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Fund of Funds Relief, Applicants are further requesting relief under sections 6(c) and 17(b) from sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

C.	Request for Relief

Applicants request the ETF Relief under sections 6(c) and 17(b) of the Act. Applicants request the Fund of Funds Relief under sections 12(d)(1)(J), 6(c) and 17(b) of the Act. Applicants believe that:

●        With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

●        With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and are consistent with the policies of the ETFs and with the general purposes of the Act; and

●        With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

All entities that currently intend to rely on the Order are named as Applicants. No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the 1940 Act.

II.	APPLICANTS

A.	The Corporation and Funds

The Corporation is a corporation organized under the laws of the State of Maryland, which may be comprised of multiple separate series. The Corporation is registered with the Commission as an open-end management investment company and overseen by a board of directors (the “Board”).

B.	The Adviser

T. Rowe will be the investment adviser to the Funds (i.e., the Adviser). T. Rowe is a Maryland corporation, with its principal office located at 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe is, and each Adviser will be, registered as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”). T. Rowe serves as the investment adviser to, among other individual and institutional clients, more than 175 mutual funds. As of December 31, 2017, T. Rowe and its affiliates managed approximately $991 billion in assets.

Subject to the oversight and authority of the Board, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services). The Adviser may enter into subadvisory agreements with other investment advisers, including affiliates of T. Rowe, to act as subadvisers with respect to the Funds (“Subadvisers”). Any Subadviser will be registered under section 203 of the Advisers Act.2

2         The Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. The Adviser and any Subadviser, as required under section 204A of the Advisers Act, will also have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser, the Subadviser or any associated person.

C.	The Distributor

The Corporation will enter into a distribution agreement with a Broker to act as the principal underwriter of Shares (i.e., the Distributor). The Distributor may be T. Rowe Price Investment Services, Inc., an affiliated person of the Adviser. The Distributor will distribute Shares on an agency basis. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. No Distributor will be affiliated with an Exchange.

III.	APPLICANTS’ PROPOSAL FOR THE FUNDS

A.	Background

The Commission has now been issuing orders for ETFs that seek to track the performance of an underlying index (“Index ETFs”) for more than twenty-five years and for Active ETFs for more than eight years. A key condition to these orders has been daily portfolio transparency. For Index ETFs, this transparency arises because the underlying index and its components are known to the market.3 For Active ETFs, the Commission has made it a condition to their orders that they make their full portfolio holdings available to the market on a daily basis.

It appears that the Commission has based this condition, at least in part, on the view that transparency is important to permit market participants, including market makers, Authorized Participants (as defined below) and arbitrageurs (collectively, “arbitrageurs”), to value a position in an ETF’s shares. This ability to value permits arbitrageurs to transact, with a reasonable likelihood of profitability, with the ETF in creation units and with investors in the secondary market as required for the ETF’s arbitrage mechanism to function. For existing Active ETFs, the arbitrage mechanism works to move ETF share prices in the secondary market toward the ETF’s NAV by creating profit opportunities for arbitrageurs when the secondary market price differs from the NAV: when the market price is lower (higher) than the NAV, an arbitrageur can buy (sell short) ETF shares and simultaneously sell short (buy) a basket of securities that are highly correlated to the NAV in order to capture the difference in value between the two. The hedging basket is often the creation or deposit basket made publicly available by the ETF, and using the creation or deposit basket allows the arbitrageur to close out its position by transacting directly with the ETF in creation units. The arbitrageurs’ transactions in ETF shares generally have the effect of driving the shares’ price closer to NAV. Transparency facilitates this mechanism because, if the arbitrageur knows the positions in the ETF’s portfolio, then it can easily identify a basket of securities that are highly correlated to the NAV, or if it is using the creation or deposit basket to hedge, it can easily determine that this basket is highly correlated with the NAV.

However, the condition of daily portfolio transparency has shaped and continues to shape, and in Applicants’ view, has limited the market for Active ETFs. In particular, active equity managers have been concerned that daily portfolio transparency would enable traders to “front-run” an ETF’s portfolio transactions and would allow investors to “free-ride” on the investment manager’s portfolio selections.4 Largely because of differences in market structure, fixed income instruments are not as susceptible to front-running and free-riding as are equity securities, and thus, according to Morningstar, “the vast majority of active ETF assets are invested in fixed income securities.”5 As a result, the number and range of types of Active ETFs (and thus of investors’ options) have both been smaller than they otherwise might be.

3         Index ETF exemptive applications have not required that Index ETFs’ portfolios be transparent. Rather, transparency has historically been obtained with respect to Index ETFs by virtue of their seeking to track an underlying index that is fully transparent, investing at least 80% of their assets in the securities of the underlying index, and posting in-kind baskets that are pro rata slices of their portfolios.

4         “Front-running” occurs when other investors are permitted to trade ahead of a fund based on (public) knowledge that the fund will trade later. “Free-riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it. See Stuart M. Strauss, Non-Transparent Actively Managed ETFs, Time for an Alternative Approach to Evaluating the Case for Exemptive Relief?, The Investment Lawyer, Vol. 24, No. 9 (September 2017) (“The market for fully transparent actively managed ETFs has been slow to develop, in large part due to the fact that many active managers are reluctant to disclose their portfolios because of concerns that this will open up the possibility for others to replicate, and possibly undermine, the portfolios’ trading strategy.”).

5         Robert Goldsborough, “Are Actively Managed ETFs Inching Closer to Reality?” Morningstar Advisor (June 4, 2014).

B.	The Funds’ Proposed Arbitrage Mechanism

Applicants believe that daily portfolio transparency is not per se required for an ETF’s arbitrage mechanism to function efficiently. Rather, in Applicants’ view, transparency is a proxy for ETF portfolio characteristics that facilitate the ETF arbitrage mechanism. More specifically, transparency is a proxy for characteristics that permit arbitrageurs to value and hedge a position in an ETF’s shares. Applicants believe that the ability of arbitrageurs to value, hedge and transact in kind for an ETF’s shares is more accurately described as the prerequisite to an efficient ETF arbitrage mechanism, and that daily portfolio transparency is not necessary for the maintenance of an efficient ETF arbitrage mechanism.

In Applicants’ view, an efficient ETF arbitrage mechanism is a result of arbitrageurs being able to execute low-risk arbitrage trades in the ETF’s shares. Applicants’ view is based on the observation that, as the risk of a trade decreases, so can the profit potential necessary to induce a trade to be undertaken by a trader or arbitrageur. An ETF’s arbitrage mechanism is most effective (i.e., the intraday premium/discount is low) when arbitrage trades are low risk and thus arbitrageurs require minimal profit potential to enter into such trades.6 Under such circumstances, arbitrage trades may then be undertaken when there is only a small intraday premium/discount, which form the mechanism that consistently moves the market price closer to NAV.7

As explained in more detail below, arbitrageurs’ risk principally derives from the degree of uncertainty in identifying successful arbitrage opportunities and in successfully hedging trades in ETF shares. These are in turn a function of the accuracy of the arbitrageur’s knowledge of the ETF’s NAV and of the hedging vehicle’s value, as well as the efficiency, depth, liquidity and degree of synchronous trading of the markets for the positions in the ETF’s portfolio and the instruments underlying the hedging vehicle. Reducing the risk of an arbitrage trade should encourage market activity that drives the market price of an ETF’s shares toward NAV and reduces any intraday premium/discount between such market price and NAV.

In addition, reducing this risk should encourage market makers in ETF shares to quote tighter bid/ask spreads. The spread offered by a market maker is generally viewed as compensating the market maker for providing liquidity and accepting exposure to risk in the process. The risk component in the spread compensates a market maker for exposure to the risks deriving from uncertainty about the profitability of a trade. These risks derive from the uncertainties described above – about the accuracy of the arbitrageur’s knowledge of portfolio and hedge valuations, as well as the efficiency, depth, liquidity and degree of synchronous trading of the applicable markets – as well as from other risks described in more detail below. The liquidity component in the spread compensates a market maker for providing liquidity and varies with trading volume, which Applicants do not expect to be different from that of many existing Active ETFs. The lower the intraday premium/discount and the tighter the spread, the more efficient will be the ETF’s pricing mechanism, and the better the execution prices that investors will receive.

To date, Active ETFs have sought to facilitate low-risk arbitrage trades by providing daily portfolio transparency, as required by conditions to their SEC exemptive orders. Because the Adviser is an active manager that uses proprietary research and expertise to manage client portfolios, the Adviser believes that, in many

6         There is a distinction between the spread at which an ETF’s shares may be trading and the premium/discount of the ETF’s shares from NAV. The “spread” refers to the difference between the simultaneous bid and ask prices quoted for an ETF’s shares on the secondary market. The “intraday premium/discount” refers to the premium or discount to NAV at which the ETF’s shares trade during trading hours and may be calculated based on the Bid/Ask Price (as defined below) or the most recent trade price relative to NAV. The “end-of-day premium/discount” refers to the premium or discount to NAV at the end of a trading day and may be calculated based on the last Bid/Ask Price or the Closing Price on a given trading day. The “Closing Price” of Shares is the closing price of Shares on the Fund’s Listing Exchange (as defined below). The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer for Shares on the Fund’s Listing Exchange (as defined below) at the time that the Fund’s NAV is calculated. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers. Both the spread and the intraday premium/discount impact the price that an investor will pay or receive in transacting in ETF shares, since the investor buys at the ask and sells at the bid (not the midpoint), and since the intraday premium/discount reflects the midpoint for quoted bid and ask prices.

7         While an ETF’s NAV is not available intraday before the close of trading, other pricing data is, including the ETF’s INAV (as explained below). The purpose of an ETF’s arbitrage mechanism is to create the conditions so that arbitrageurs’ trading drives the ETF’s shares’ market price closer to its NAV, even if that NAV itself is not known to the market.

circumstances, it may not be appropriate for it to make its portfolios or strategies transparent on a daily basis. In developing this proposal, therefore, the Adviser has focused on the role played by portfolio transparency in the existing ETF arbitrage mechanism and on an alternative means of providing the market with substitute information of sufficient quantity and quality as to permit low-risk arbitrage trades in Shares.8 Applicants have concluded that low-risk arbitrage trades in Shares can be facilitated by providing, in lieu of daily portfolio transparency, a high-quality hedging vehicle for positions in Shares, the value of which will serve as a high-quality pricing signal, accompanied by a high-quality INAV and the additional information noted above reflecting the correlation between the value of a Fund’s NAV and of its Hedge Portfolio. In arriving at these conclusions, Applicants have discussed their proposal with potential market makers and market makers have represented to Applicants that they expect to make markets in Shares based on the high-quality pricing signals proposed to be provided.

1.	How Applicants Build On Existing ETFs’ Pricing Signals

Applicants believe that a high-quality pricing signal is one of the prerequisites to a low-risk arbitrage trade because such a signal enables arbitrageurs accurately to detect and evaluate an arbitrage opportunity. Some existing ETFs provide the market with high-quality pricing signals in at least two ways. First, Applicants believe that arbitrageurs often calculate in real-time the value of the basket that they will use to hedge transactions in ETF shares (which, as noted above, is often the creation or deposit basket provided by the ETF). Arbitrageurs then analyze the correlation between changes in the value of this hedge portfolio and changes in the ETF’s actual NAV to determine whether and how to engage in arbitrage transactions and hedge their positions. Arbitrageurs obtain a degree of certainty over this primary pricing signal by calculating it themselves, based on prices that in their experience reflect their ability to transact in the underlying hedging instruments.

In addition, ETF sponsors generally provide the market with an ETF’s INAV in 15-second intervals during the trading day. Applicants believe that a reliable and accurate INAV serves as an important secondary high-quality pricing signal for the market. Applicants recognize the limitations of the INAV. Some ETFs currently available in the U.S. marketplace have as portfolio holdings securities that cannot be reliably priced during the trading hours of the ETF. There are currently several sources of potential pricing inaccuracies in the INAV for these funds, including non-synchronous trading for non-U.S. securities or infrequently traded U.S. securities, such as fixed income securities, holdings in derivatives or other securities that are not listed on exchanges and only trade over the counter, and holdings in relatively illiquid securities. Applicants address each of these limitations, as explained in more detail below.

Finally, arbitrageurs also use a range of data to quantify and assess the trading risks that arise from differences between, and the volatility of, the values of an ETF’s portfolio and of the basket of securities used to hedge trades in the ETF’s shares.    These data are often variations on, or measure in different ways, the tracking error between the value of an ETF’s portfolio and the hedging basket.

Accordingly, each Fund would provide the following information to enable market participants’ efficient hedging of and intra-day arbitrage in Shares:

i.

disclosure of a Hedge Portfolio (as described below), the value of which Applicants expect will be closely correlated with the NAV of the Fund, which market participants could use to estimate the intraday value of the Fund on a real-time basis and hedge their positions in and/or arbitrage Shares;

ii.	dissemination of an INAV every 15 seconds throughout the primary trading session in the Fund’s Shares; and

iii.

disclosure of the Daily Deviation (as described below) between the Hedge Portfolio and the Fund for the last year, as well as certain quantitative summaries of the Daily Deviation data – Tracking Error and Empirical Percentiles (each, as described below).

8         The Funds will not make their full portfolio holdings available on a daily basis. Rather, the Funds will comply with the portfolio holdings disclosure requirements applicable to open-end management investment companies. Mutual funds advised by the Adviser typically make their portfolio holdings available on T. Rowe’s website on a quarterly basis, 15 calendar days after the quarter end and the Funds will follow this practice.

Thus, Applicants believe that the Funds’ arbitrage mechanism will build upon pre-existing market practices. Most importantly, Applicants believe that because they will provide a high-quality hedging vehicle (as discussed below), arbitrageurs will be able to determine a hedging vehicle, calculate its real-time value and analyze its correlation with a Fund’s NAV in a way that is broadly comparable to their practices for existing Active ETFs. In addition, Applicants believe that because of the proposed conditions to the requested relief (described below), the INAV for the Funds will be a high-quality INAV, which will be a high-quality pricing signal.

2.	Applicants’ High-Quality Hedging Vehicle and Related Pricing Signal

Applicants believe that a high-quality hedging vehicle, and the related pricing signal it provides, are the primary prerequisites (along with a high-quality INAV, as discussed below) for a low-risk arbitrage trade. Applicants believe that a high-quality hedging vehicle is an instrument (or group of instruments) whose performance reliably and highly correlates to the NAV of the relevant Fund, is liquid and trades synchronously with Shares. More specifically, based on discussions with arbitrageurs and the Adviser’s trading experience, Applicants have identified the following as critical attributes of a high-quality hedging vehicle for the Funds:

●

Low Tracking Error. The Tracking Error (as defined below) between the performance of a Fund’s identified hedging vehicle (“Hedge Portfolio,” as defined below) and the Fund’s NAV is small – and reliably so – such that the Hedge Portfolio may be used, with accuracy and minimal risk, to hedge an arbitrageur’s position in Shares.

●

Synchronous Trading. The Hedge Portfolio trades (or, in the case of a Hedge Portfolio that is a group of instruments, the various instruments trade) synchronously with Shares on an exchange such that arbitrageurs can establish, at market value, a position in the Hedge Portfolio concurrently with establishing a position in Shares.

●

Liquidity. There is sufficient volume in the Hedge Portfolio (or, in the case of a Hedge Portfolio that is a group of instruments, the various instruments) such that arbitrageurs can establish, at market value, a position in the Hedge Portfolio concurrently with establishing a position in Shares.

In order to provide these attributes to the Funds’ hedging vehicles, Applicants have proposed the following limitations on the securities, other assets and other positions in which a Fund invests (“Portfolio Positions”):

●	At least 95% of the value of the Fund’s Portfolio Positions will meet the following liquidity standards:

●	A minimum monthly trading volume of 250,000 shares or minimum notional volume traded per month of $25 million, averaged over the last six months; and

●	A minimum market value of at least $75 million (at least $100 million for non-U.S. component stocks).[9]

●

At least 95% of the value of the Fund’s Portfolio Positions will be listed on an exchange, and the primary trading session of such exchange will be the same as the primary trading session for the Fund’s Shares.

9         These standards are modeled on the generic exchange listing standards for active ETFs (see NYSE Arca, Inc., Exchange Act Release Nos. 76486 (Nov. 20, 2015) (notice) and 78397 (July 22, 2016) (order) (File No. SR-NYSEArca-2015-110); BATS Exchange, Inc., Exchange Act Release Nos. 77202 (Feb. 22, 2016) (notice) and 78396 (July 22, 2016) (order) (File No. SR-BATS-2015-100); and The Nasdaq Stock Market LLC, Exchange Act Release Nos. 78616 (Aug. 18, 2016) (notice) and 78918 (Sept. 23, 2016) (order) (File No. SR-NASDAQ-2016-104)), which the Commission has previously approved as being consistent with Section (6)(b)(5) of the Exchange Act, which requires rules of a national securities exchange to, among other things, “…in general, to protect investors and the public interest.”

●

In addition to the liquidity standards set forth above, at least 95% of the value of the Fund’s Portfolio Positions will be (i) securities that are “actively-traded securities” within the meaning of rule 101(c)(1) of Regulation M under the Exchange Act,[10] or (ii) exchange-traded futures contracts or options that are not thinly-traded.[11]

Consistent with these representations, each Fund will invest at least 95% of its total assets in the following types of instruments as Portfolio Positions: common stocks and other exchange-traded equity securities (including, potentially, Shares of other Funds and shares of ETFs), depositary receipts,12 exchange-traded futures contracts, and exchange-traded options contracts.13 Each Fund also may invest up to 5% of its total assets in other instruments, such as non-U.S. equity securities, fixed income instruments and derivatives, as well as money market instruments, cash and cash equivalents.

For each Fund, the Adviser will identify its “Hedge Portfolio,” which could be a broad-based securities index (e.g., the S&P 500) or the Fund’s recently disclosed portfolio holdings. Each Fund will consistently invest such that at least 80% of its total assets (including borrowings for investment purposes) will overlap with the portfolio weightings in its identified Hedge Portfolio. Although the Adviser may change a Fund’s Hedge Portfolio at any time, the Adviser currently does not expect to make such changes more frequently than quarterly (for example, in connection with the release of a Fund’s portfolio holdings). The Adviser will publish a new Hedge Portfolio for a Fund only before the commencement of trading of such Fund’s Shares on that Business Day,14 and the Adviser will not make intra-day changes to the Hedge Portfolio except to correct errors in the published Hedge Portfolio. For the reasons described below, Applicants believe that each Fund’s Hedge Portfolio will be a high-quality hedging vehicle, the value of which will provide arbitrageurs with a high quality pricing signal.

a.	Low Tracking Error

As discussed above, Applicants believe that arbitrageurs are incentivized to engage in ETF arbitrage trades when the risk of the trade is low. Arbitrageurs, however, cannot know with any certainty the precise risk of an arbitrage trade on the current or any future Business Day. Rather, they must use information from the past to evaluate the likely risk of an arbitrage trade executed today or in the future. More specifically, Applicants believe that they must use historical data about the performance of the ETF whose shares are being arbitraged and the performance of the ETF’s hedging vehicle. From such data, as well as knowledge of the overlap between a Fund’s

10         “Actively traded securities” within the meaning of Regulation M currently are securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million. Because options on securities are generally regarded as securities for purposes of the federal securities and commodities laws, options on securities will be subject to this same standard.

11         See Order Finding That the ICE PG&E Citygate Financial Basis Contract Traded on the IntercontinentalExchange, Inc., Performs a Significant Price Discovery Function, 75 Fed. Reg. 23710, 23716 (May 4, 2010) (“Staff has advised the Commission that in its experience, a thinly-traded contract is, generally, one that has a quarterly trading volume of 100,000 contracts or less”).

12         The Funds may invest in American Depositary Receipts (“ADRs”) representing foreign securities (collectively, “Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (“Depository”) and evidence ownership in a security or pool of securities that have been deposited with the Depository. For ADRs, the Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. ADRs are registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. No affiliated person of the Funds, the Adviser or any Subadviser will serve as the Depository for any Depositary Receipts held by a Fund. Further, Funds investing in Depositary Receipts will comply with the proposed limitations relating to Portfolio Positions described above.

13         If a Fund invests in derivatives: (a) its Board periodically will review and approve (i) the Fund’s use of derivatives and (ii) how the investment adviser assesses and manages risk with respect to the Fund’s use of derivatives; and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and SEC staff guidance.

14         “Business Day” is defined to mean any day that the Corporation is open, including any day when it satisfies redemption requests as required by section 22(e) of the Act.

Portfolio Positions and its Hedge Portfolio, Applicants believe that arbitrageurs can develop sufficient insight into the risk of an arbitrage trade to evaluate and price it into the trade. Applicants propose to manage each Fund so that there is a substantial degree of overlap (i.e., 80%) between the Fund’s Portfolio Positions and its Hedge Portfolio, and thus the performance of a Fund and its Hedge Portfolio should be sufficiently similar to permit arbitrageurs to use the Hedge Portfolio to conduct low-risk arbitrage trades in the Fund’s Shares. Applicants also propose to provide arbitrageurs with the data that they need about the past performance between each Fund’s NAV and the performance of its Hedge Portfolio to evaluate and price the risk of arbitrage trades in the Fund’s Shares, as described in more detail below.

Applicants expect each Fund continuously to maintain an annualized Tracking Error (as described in more detail below) of 5% or less (between the Fund’s NAV and the return of the Hedge Portfolio); a tracking error of 5% per year is equivalent to an average tracking error of approximately 31 basis points per day. The Adviser will select a Fund’s Hedge Portfolio specifically to provide arbitrageurs with a hedging vehicle whose performance demonstrates such low Tracking Error. Because of the substantial degree of overlap that will exist between a Fund’s Portfolio Positions and its Hedge Portfolio – at least 80% – there will be a tight linkage between the performance of the Fund’s portfolio and the Hedge Portfolio. This linkage will derive from the fundamental (and not statistical) relationship between the two based on this substantial overlap in their portfolio weightings. Thus, Applicants believe that arbitrageurs will have the assurance that they need – i.e., of low Tracking Error between a Fund and its Hedge Portfolio – without daily portfolio transparency, to efficiently conduct arbitrage transactions in Shares. Applicants therefore believe that arbitrageurs will be able to execute low-risk arbitrage trades in Shares, minimizing intraday and end-of-day premiums/discounts and spreads of Shares, given a Hedge Portfolio with an annualized Tracking Error of 5% or less.

b.	Synchronous Trading

Applicants believe that synchronous trading of the Hedge Portfolio and Shares also will facilitate low-risk arbitrage transactions. Thus, Applicants have proposed that at least 95% of the value of each Fund’s Hedge Portfolio will trade synchronously on an exchange with the Fund’s Shares.15

To illustrate the importance of the synchronous trading of Shares and the Hedge Portfolio, consider the trading dynamic of foreign index-based ETFs, for many of which, though they are well-received by the market, Applicants believe that arbitrage is not as efficient because of the absence of synchronous trading in their shares and hedging vehicles. Specifically, due to time zone differences, generally none of the component securities in indices underlying foreign Index ETFs trade fully synchronously with the ETF’s shares. While European securities may trade during a domestic ETF’s morning trading session, they typically will not trade during the domestic ETF’s afternoon trading session, and Asian securities in a foreign index typically will not trade at all during the domestic ETF’s trading day. As a result, arbitrageurs cannot obtain positions in the index components to hedge a position in the ETF’s shares during the ETF’s trading day. They therefore must conduct any arbitrage or hedging transactions relating to the ETF’s shares using substitutes for the index securities, such as ADRs and U.S.-traded index futures. Because these substitutes are generally not perfectly correlated with the ETF’s deposit basket or ETF portfolio, they introduce additional costs and risks into the arbitrage trade. As a result, Applicants believe arbitrageurs require greater profit potential in connection with trades in the ETF’s shares, which may cause the ETF’s shares to trade at greater intraday premiums/discounts than the shares of a domestic ETF for which the hedging vehicle trades synchronously.

Nevertheless, as noted above, many foreign Index ETFs have been well received by the market, and the trading volume in certain foreign Index ETFs is routinely among the highest of all domestic ETFs. Applicants acknowledge that arbitrageurs’ knowledge of the components of the index facilitates the substitution process. Nonetheless, Applicants believe that arbitrageurs’ use of substitution to successfully construct a hedge and/or arbitrage portfolio for an ETF whose hedging vehicle does not trade synchronously with the ETF’s shares serves as useful precedent for the Funds: since arbitrageurs in these ETFs are required to engage in substitution – the same type of substitution as will be necessary in the absence of daily portfolio transparency – the experience of the ETF

15         Applicants deem a Hedge Portfolio to trade synchronously with Shares if the primary trading session of the Hedge Portfolio (or, in the case of a Hedge Portfolio that is a group of instruments, of 95% of the value of the instruments) is the same as the primary trading session of the Shares of the relevant Fund.

market suggests that substitution using a Hedge Portfolio will be successful. Moreover, arbitrageurs in Shares will be given sufficient information – in the form of the Hedge Portfolio, its Daily Deviation, Empirical Percentiles and Tracking Error, as described below – to effectuate substitutions that are at least as accurate, or more accurate, than the substitutions that they make for foreign index-based ETFs. Applicants’ beliefs are supported by the Adviser’s discussions with market makers, which have indicated that Applicants’ proposed synchronous trading standard will be sufficient to enable them to hedge trades in Shares.

c.	Liquidity

Arbitrageurs’ ability to engage in hedge and arbitrage transactions with respect to positions in Shares will be facilitated by the liquidity of the Fund’s Portfolio Positions and of the Hedge Portfolio. Ninety-five percent (95%) of the value of every Hedge Portfolio will be liquid and traded on an exchange. In many cases (including in the case of the Funds), the Hedge Portfolio will include some of the most liquid securities trading in the market today. As a result, the value of the Hedge Portfolio – as dictated by its market price (or the market prices of the various instruments in it) – will always be known to arbitrageurs for purposes of hedging transactions; and, as important here, the instruments will be readily available to arbitrageurs for purchase or sale in connection with their hedge and/or arbitrage transactions with respect to Shares. In this respect, the Hedge Portfolio will provide at least as effective a hedging vehicle as that of many fixed-income ETFs, the underlying securities for which often trade in markets that are less liquid than those in the Funds’ Hedge Portfolios. Because Applicants expect the Hedge Portfolios for the Funds to have low Tracking Error, synchronous trading and sufficient liquidity, Applicants believe that the Hedge Portfolios will be high-quality hedging vehicles.

d.	Impact of Hedge Portfolio Conditions

As discussed above, Applicants expect that arbitrageurs will calculate their own real-time value of the Hedge Portfolio using pricing sources that in their experience value the Hedge Portfolio’s constituent securities at levels that reflect their ability to transact in those securities. Applicants also expect that arbitrageurs will analyze the correlation between changes in the value of a Fund’s Hedge Portfolio against changes in the INAV to determine whether and how to engage in arbitrage transactions and hedge their positions. The Daily Deviation, Tracking Error and Empirical Percentile data, as described below, will help them in this determination by describing the market behavior of the Hedge Portfolio and how it relates to the Fund’s portfolio holdings, and by providing historical valuation data and analysis. Applicants expect that arbitrageurs will be able to use the value of the Hedge Portfolio as the primary high-quality pricing signal, which will be comparable to the pricing signals they use for existing ETFs, and which will enable arbitrageurs to engage in transactions that will keep the intraday premiums/discounts and spreads of Shares low.

In addition, Applicants expect that they will encourage market makers in ETF shares to quote tighter bid/ask spreads by providing the Hedge Portfolio and by abiding by the representations above relating to the efficiency, depth, liquidity and degree of synchronous trading of the markets for Portfolio Positions and for the instruments underlying the hedging vehicle. The spread offered by a market maker is generally viewed as compensating the market maker for providing liquidity and accepting exposure to risk in the process. The risk component in the spread compensates a market maker for exposure to the risks deriving from uncertainty about the profitability of a trade. These risks derive from the uncertainties described above and also from adverse selection – trading with better informed counterparties. Market makers increase spreads if they are worried that an informed trader may have superior information about short term price dynamics and may exploit that information to impose a loss on the market maker. However, the same information about the Funds’ Portfolio Positions will be available to all arbitrageurs and investors, and thus Applicants do not expect this kind of information asymmetry to arise. The liquidity component in the spread compensates a market maker for providing liquidity and varies with trading volume, which Applicants do not expect to be different from that of many existing Active ETFs.16

In connection with orders granted to Vanguard, the Commission has previously embraced the view that full portfolio transparency is not required for an arbitrage mechanism to operate in a manner that warrants relief: the

16         Applicants will publish on the Funds’ website monthly average bid/ask spread data for each of the Funds so that arbitrageurs and investors may use this information in evaluating whether to trade or invest in the Funds.

hedging vehicle for a Vanguard fund is not the same as the fund’s portfolio positions, but rather a basket whose value is highly correlated with that of the fund’s portfolio, much like the Funds’ Hedge Portfolios.17 The Commission’s actions in this regard have been justified by the success of the Vanguard ETFs. Applicants’ proposal builds upon the Vanguard orders by facilitating a similar high-quality hedging vehicle. Applicants acknowledge that arbitrageurs’ knowledge of the components of the index supports their confidence in creating a hedging vehicle for trades in these ETFs’ shares. Nonetheless, based on the Adviser’s discussions with market makers, as well as Vanguard’s experience, Applicants believe that their proposal will result in a high-quality hedging vehicle with demonstrably low Tracking Error, and that thus the Fund’s arbitrage mechanism can operate at least as efficiently as the arbitrage mechanism of many existing, fully transparent ETFs.

Applicants acknowledge that circumstances may occur in which markets operate less efficiently or with less liquidity and/or trading volume than normally. In such circumstances, intraday premiums/discounts may grow larger and spreads may widen for all or most ETFs. Nonetheless, Applicants believe that the Funds’ arbitrage mechanisms will function as well as those of many existing ETFs. Because of the Applicants’ proposed conditions, the securities in the Funds’ portfolios and Hedge Portfolios will almost all be in U.S. equities, listed on U.S. exchanges, trading in the deeper and more liquid markets synchronously with Shares. Even in abnormal market conditions, the pricing signals and hedging vehicles for the Funds, and thus hedging and arbitrage transactions in Shares, will be less risky than those for many existing ETFs, such as some ETFs investing in fixed income or foreign securities. Applicants thus expect that in such circumstances the Funds’ arbitrage mechanism will maintain intraday premiums/discounts at least as low, and spreads at least as narrow, as those of many existing ETFs.

3.	INAV

An independent INAV provider will calculate the INAV for each Fund during the Listing Exchange’s (as defined below) core trading session, using the same calculation methodology as for existing ETFs. In addition, Applicants have proposed conditions that are designed to avoid the issues described above by fostering accuracy in pricing such instruments. Applicants believe that pricing accuracy arises when the instruments in the ETF portfolio meet the following criteria:

●	They are traded on an exchange such that there is a publicly available market price for them.

●

Such exchange trading is synchronous with trading in the ETF’s shares such that their prices are continuously updated for the ETF’s INAV calculation and do not reflect a “stale” price or otherwise fail to account for current changes in market sentiment relevant to the issuers or the currencies in which they are traded.

17         The Vanguard Group, Inc. has requested and received exemptive relief that permits it not to conduct in-kind creation unit transactions that involve pro rata slices of the portfolio. Vanguard first received the relief in connection with its original request to launch ETFs not as stand-alone funds – as had previously been done – but rather as a share class of existing mutual funds. In the application for the relief, Vanguard explained that the relief was necessary because certain of the mutual funds that would have an ETF share class under the requested order tracked large indexes (such as the Wilshire 5000 Index) comprised of thousands of stocks. Vanguard stated that such mutual funds did not (and as a result the ETF share class of them would not) invest in all of the stocks in the index but rather in a representative sample of the stocks in the index. They suggested that, despite such representative sampling, some funds might still invest in more than 1000 stocks and that with respect to such funds the in-kind deposit could not, as a “practical” matter, include all of the stocks in the fund (i.e., it could not be a pro rata slice of the portfolio). Instead, Vanguard represented, the in-kind deposit would simply be “a basket of securities… consisting of stocks selected by the [a]dviser from among the stocks contained in the issuing fund’s portfolio.” As a result of the Commission granting an order on this exemptive application that does not impose the pro rata slice requirement, the portfolios of Vanguard’s index-based ETFs are not transparent. In this regard, they are unlike the portfolios of many other Index ETFs, which may provide transparency by using in-kind baskets that are pro rata slices of their portfolios (and they are unlike Active ETFs that are explicitly required to provide daily portfolio disclosure). Vanguard Index Funds, et al., Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order) (File No. 812-12094); Vanguard Index Funds, et al., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 29, 2003) (order) (File No. 812-12912); Vanguard International Equity Index Funds, et al., Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order) (File No. 812-12860); Vanguard Bond Index Funds, et al., Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (Apr. 2, 2007) (order) (File No. 812-13336).

●	There is sufficient volume in the instruments that their market price is continuously updated on, for example, the consolidated tape and figured into the INAV.

A Fund’s INAV will represent the Fund’s estimated NAV, which will be the value of the Fund’s Portfolio Positions, on a per Share basis, and the method for calculating INAV will otherwise be the same as for existing ETFs. More specifically, an independent INAV provider will calculate the INAV for each Fund during the Listing Exchange’s core trading session by dividing the “Estimated Fund Value” (as defined below) as of the time of the calculation by the total number of outstanding Shares of that Fund. “Estimated Fund Value” is the sum of the estimated amount of cash held in a Fund’s portfolio, the estimated amount of accrued assets, such as interest, dividends and distributions owed to a Fund, and the estimated value of the securities held in the Fund’s portfolio, minus the estimated amount of a Fund’s accrued liabilities.

Each Fund’s INAV provider will be provided with the identity of all of the Fund’s Portfolio Positions.18 Potential INAV providers have indicated to Applicants that they will price the Funds’ Portfolio Positions that are U.S. equity positions every 15 seconds by applying the latest trade price then current on the consolidated tape to each of those positions. If there is no trade price for the current day for a particular security, the last trade price used for that security in the previous day’s last INAV calculation will be used. Prices for the Portfolio Positions that are non-U.S. equities, fixed income instruments and derivatives will be obtained from reputable third-party pricing sources and unaffiliated broker-dealers. This Estimated Fund Value will then be divided by the current shares outstanding (determined the previous evening), in order to determine the INAV for any given 15-second interval. This value will be distributed by the INAV provider out to the consolidated tape in the same manner as for existing ETFs.

Applicants expect that any deviations between the last published end-of-day INAV and the actual NAV of a Fund would likely be very small in size and/or of very short duration. Since the INAV will be calculated based on a Fund’s Portfolio Positions, any deviations will derive from differences in the prices used to calculate the INAV and NAV.19 Since the Funds’ Portfolio Positions would consist largely of liquid, exchange-traded securities that trade synchronously with the secondary market for Shares, Applicants expect that both the NAV and the INAV will be impacted identically by most issues that disrupt normal trading.20 Applicants expect that the INAV will faithfully transmit prices of its securities in 15-second intervals even during periods of stress as long as the securities are priced and reported by the exchanges.

The Adviser and a governance group at T. Rowe (“Governance Group”) will monitor the calculation and dissemination of each Fund’s INAV and track whether there are any errors in the disseminated INAV. The Adviser and the Governance Group will oversee the INAV provider’s controls, methodologies, policies and procedures in a manner based on the Adviser’s oversight of third party pricing vendors. The Adviser annually will report to the Funds’ Audit Committee on this oversight, as well as information regarding any material errors or issues of which the Adviser and the Governance Group become aware during the year.

Under these circumstances, Applicants believe that each Fund’s INAV, which will be calculated by a third-party INAV provider and disseminated every 15 seconds throughout the Fund’s primary trading session by the

18         Each Fund’s INAV provider will be subject to a confidentiality agreement with respect to Fund portfolio information. The INAV provider will represent that it will not use Fund information for purposes other than facilitating the operations of the Funds and that it has safeguards to prevent insider trading using the information.

19         Applicants do not believe that intra-day portfolio turnover will be the cause of any deviations between the INAV and NAV. The reason derives from the link between the standard mutual fund accounting processes that the Funds will use and the arbitrage mechanism for ETFs. As proposed, the INAV for the Fund for a given day T will be calculated by the INAV provider using the portfolio holdings from the previous day, T-1, as provided by the Fund custodian prior to the open of trading on day T. These same holdings will be used to calculate INAVs throughout the day T without change. In addition, the Fund’s NAV will be calculated at T+1. This is consistent with current practice for existing ETFs.

20         To the extent a security’s last trade price is stale or otherwise inaccurate, the Adviser’s Valuation Committee will implement any fair valuation adjustments as necessary or appropriate pursuant to the applicable Fund’s valuation procedures. Any such fair valuation adjustments would affect the Fund’s NAV but not the INAV, thus potentially creating a discrepancy between the two. Nevertheless, given the liquidity and other criteria for the Portfolio Positions set forth above, Applicants believe that any such discrepancies are unlikely to be material.

Listing Exchange through the facilities of the Consolidated Tape Association or other information provider(s), will be high-quality.21 Applicants believe that, given the conditions described above, an INAV for the Funds can be provided to the marketplace that is at least as reliable and accurate as that of existing ETFs and will serve a similar role as a secondary pricing signal to market makers and arbitrageurs.

4.	Daily Deviation/Tracking Error Data

Applicants propose to provide arbitrageurs with a key data set, organized in three different ways. First, for each Fund, Applicants will provide arbitrageurs with the “Daily Deviation” between the performance of the Fund’s NAV and its Hedge Portfolio for the most recent rolling one-year period, which will be calculated using prices as of the end of each relevant trading day. In addition, Applicants will provide two summaries of the Daily Deviation data in the form of a Tracking Error measure and a series of Empirical Percentiles. Each of these metrics is discussed at length below.

i.	Daily Deviation

The Daily Deviation is calculated each day of the most recent rolling one-year period, as the difference between the performance of a Fund’s NAV and its Hedge Portfolio.22 As such, each Daily Deviation directly captures the performance difference between a Fund’s Hedge Portfolio and its NAV on one trading day during the measured period. The Daily Deviation can be calculated over any number of Business Days. Applicants propose to provide data for the most recent one-year period (rolling, and updated on a daily basis). Applicants believe this level of data will be sufficient for arbitrageurs to develop the necessary insights into the relationship between the performance of a Fund’s Hedge Portfolio and its NAV. In particular, with such data, arbitrageurs will be able to examine the reported Daily Deviations over any desired interval during the one-year period to evaluate the degree of risk involved in entering into an arbitrage trade in the Fund’s Shares, using the Hedge Portfolio to hedge an open position in the Shares.

ii.	Tracking Error

Tracking Error summarizes the Daily Deviation data in a useful way by providing information about the range of observed Daily Deviations over one year. Applicants define “Tracking Error” to mean the standard deviation of the Daily Deviation (between a Fund’s NAV performance and that of its Hedge Portfolio), as observed over the past year.23 Tracking Error measures the ability of the Hedge Portfolio to accurately reflect changes in the Fund’s NAV and allows arbitrageurs to estimate the risk of large Daily Deviations by looking at the variability of Daily Deviations over the past year. Thus, to the extent that arbitrageurs, as Applicants believe, consider the risk of an arbitrage trade in Shares to be directly related to potential Daily Deviations between a Fund and its Hedge Portfolio today and in the future, arbitrageurs can use Tracking Error to evaluate this risk and to determine whether, and how, to conduct arbitrage transactions in Shares.

21         By monitoring the divergences between the official Fund NAV and the INAV calculated at market close, the Fund or its agents can identify any quality control issues with the calculation of the INAV.

22         The Adviser will calculate and disclose daily each Fund’s Tracking Error, Daily Deviations and Empirical Percentiles over the preceding rolling one-year period. To the extent that any data are available with respect to a Fund (i.e., at Fund inception and during the Fund’s initial year of operation), the Adviser will calculate and provide a Fund’s Tracking Error, Daily Deviations and Empirical Percentiles based on the performance of a Representative Fund (as defined below). Upon inception, each Fund’s Tracking Error, Daily Deviation and Empirical Percentile data will be updated daily to increasingly reflect the performance of the Fund. After one year of operations by a Fund, its Tracking Error, Daily Deviation and Empirical Percentile statistics will no longer reflect Representative Fund information. Applicants define a “Representative Fund” as an open-end investment company that the Adviser has managed for at least the last year (i) in substantially the same manner as it will manage the Fund and (ii) consistent with Applicants’ representations that at least 95% of a Fund’s Portfolio Positions be actively-traded and traded synchronously with Fund Shares. As long as a Fund’s Tracking Error, Daily Deviations and Empirical Percentiles are based on a Representative Fund, the name of the Representative Fund will be disclosed on the Fund’s website.

23         Although Daily Deviations are based on the returns from a single day, it is the general market convention that Tracking Error is reported on an annualized basis. Assuming a normal distribution of returns by both a Fund and its Hedge Portfolio, Applicants believe that the Daily Deviation between the Fund and Hedge Portfolio will be less than Tracking Error roughly 68% of the time.

iii.	Empirical Percentiles

To further supplement the information available to arbitrageurs, Applicants also will provide arbitrageurs with the Funds’ “Empirical Percentiles.” More specifically, Applicants will tabulate and disclose Empirical Percentiles of Daily Deviations, over the past one-year period, at the following levels: 99%, 95%, 90%, 75%, 50%, 25%, 10%, 5% and 1%. Each Empirical Percentile represents the value of Daily Deviations (in basis points) exceeded by a specific percentage of all Daily Deviations over the past year. For example, the 99% Empirical Percentile tells arbitrageurs that only 1% of all Daily Deviations over the past year exceeded X basis points. In this way, the Empirical Percentiles allow arbitrageurs to better predict the likelihood of a Daily Deviation being more than X. Stated differently, the Empirical Percentiles give arbitrageurs differing levels of confidence that Daily Deviations will be confined to a certain number of basis points.

The Adviser believes that under the circumstances described, given the high degree of overlap, the high correlation and low Tracking Error between each Fund’s Portfolio Positions and its Hedge Portfolio, arbitrageurs will be able to use the Hedge Portfolio as a high-quality hedging vehicle for the Fund. Arbitrageurs will know the Daily Deviation for the last rolling one-year period between the Fund and the Hedge Portfolio, the Empirical Percentiles and the Tracking Error. Together, Applicants believe that these measures will help arbitrageurs to evaluate and mitigate the risk of an arbitrage trade in Shares and to use the Hedge Portfolio as a hedging vehicle for open positions in Shares.24

5.	Protection from Reverse Engineering

Applicants have been focused on the possibility that market participants might reverse engineer a Fund’s portfolio to front-run its trades or to free-ride on the Adviser’s investment decisions, which could result in potential harm to the Fund and investors. More specifically, the concern associated with reverse engineering is that adversaries could use a Fund’s quarterly disclosed portfolio holdings, its INAV, and the then-current prices of the Fund’s prior day’s holdings, which are reflected in the INAV, to ascertain the Fund’s portfolio. These adversaries would be attempting either (a) to determine the changes in a Fund’s or Representative Fund’s portfolio in order to predict with sufficient certainty the Fund’s or Representative Fund’s pending or upcoming trades so as to front-run them, or (b) to ascertain the Fund’s or Representative Fund’s current portfolio so as to free-ride on the Adviser’s investment decisions. To address this concern, the Adviser engaged a professor of mathematics and statistics to collaborate with the Adviser to perform a detailed study of the potential for reverse engineering of a Fund’s portfolio by market participants.25 The Adviser’s study took on the stance of a hypothetical adversary and attempted, with a number of computational optimization techniques, to seek to determine a Fund’s portfolio with minimal differences.

Based on all aspects of this study, Applicants conclude that potential adversaries and other observers without inside information about the Adviser’s portfolio management will not be able to reverse engineer a Fund’s portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions. The study strongly indicates that reverse engineering the Funds will be nearly impossible for at least two reasons: (1) the high degree of correlation that is typical for changes to the prices of a Fund’s holdings will make it implausibly unlikely that an adversary could infer which particular securities caused changes in the Fund’s INAV and (2) because the Fund’s INAV will be calculated and rounded only to two decimal places (i.e., the nearest cent) and scaled based on an initial NAV of $25 per share, the published changes to the INAV will not reflect sufficient information for a potential adversary to infer which securities’ prices caused these changes. A summary of the Adviser’s study is attached as Appendix A.

24         Applicants understand that, today, arbitrageurs engage in proprietary analyses by applying algorithmic and other models to ETF portfolios. With respect to the Funds, arbitrageurs may do the same, if they want different measures of the risks of a Fund and/or its Hedge Portfolio (than the Tracking Error, Daily Deviations and Empirical Percentiles). Although Applicants do not believe that different measures of the risks of the Funds and/or Hedge Portfolio are necessary to conduct arbitrage transactions in Shares, Applicants acknowledge that such measures (for example, of a Fund’s 3- or 6-month tracking error) may be calculated by arbitrageurs for proprietary reasons.

25         Florian A. Potra, Ph.D., Professor, Department of Mathematics and Statistics, University of Maryland, Baltimore County and James A. Tzitzouris, Jr., Ph.D., Investment Analyst and Vice President, T. Rowe Price Associates, Inc.

6.	Conclusion

In sum, Applicants believe that, even without daily portfolio transparency, given a Hedge Portfolio of the quality described, which trades synchronously with Shares, has performance that is highly correlated with the Fund’s NAV, and has disclosed Daily Deviation, Empirical Percentile and Tracking Error measures, arbitrageurs will have a high-quality hedging vehicle that they understand and can use to effectuate low-risk arbitrage trades in Shares. In addition, arbitrageurs in Shares will also have access to the Fund’s high-quality INAV. Accordingly, the Hedge Portfolio will provide a high-quality primary pricing signal, and the INAV a high quality secondary pricing signal, that will build upon and be similar to the pricing signals of existing ETFs. Armed with these tools, arbitrageurs should be able to conduct low-risk hedge and arbitrage transactions in Shares. Accordingly, Applicants believe that the market price of Shares will closely track the relevant Fund’s NAV and reflect minimal intraday and end-of-day premiums/discounts to NAV and narrow spreads. Indeed, based on the Adviser’s discussions with market makers, the arbitrage mechanism proposed for the Funds will be at least as effective as the arbitrage mechanism relied upon by certain existing ETFs (given the relatively lesser liquidity and/or absence of synchronous trading in their hedging vehicles and shares). Applicants thus believe that, notwithstanding the absence of daily transparency into Fund portfolios, Shares will trade at intraday premiums/discounts that are as small as, or smaller than, and with spreads that are as narrow as, or narrower than, those of many existing ETFs.

C.	Other Features of the Funds

Except for the unique features of the Funds described above, the Funds will generally operate in the same manner as existing ETFs.

1.	Organization

Each Fund will be organized and registered as an open-end management investment company (or series thereof). Each Fund will adopt fundamental and non-fundamental policies. Each Fund and its Shares will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Act.

Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” under the Internal Revenue Code (“Code”). Under such circumstances, dividends and other distributions by ETFs will be declared and paid in the same manner as by other registered open-end investment companies.

2.	Oversight by the Funds’ Board

The Funds’ Board will oversee the effectiveness of the Funds’ arbitrage mechanism. As part of this oversight, the Board will receive periodic reports from the Adviser summarizing key data and metrics relating to the Funds’ trading performance. This information is intended to be both informational and instructive and will be designed to familiarize the Board members with the Funds’ arbitrage mechanism, as well as to provide them with historical information that will help them to assess whether a Fund’s arbitrage mechanism is effective and whether trading activity in Fund Shares warrants additional scrutiny.

Applicants intend to implement a structure, as specified in policies and procedures, involving both robust governance and a series of escalating and calibrated potential responses that are designed to respond to the seriousness and the specific causes of an arbitrage or pricing issue. Pursuant to Applicants’ policies and procedures, for at least the first three years after the launch of a Fund, the Board will review the Fund’s arbitrage mechanism on a regular basis, but no less frequently than annually. To assist the Board in its review, the Adviser will provide for each Fund any data or other information that the Board deems reasonably necessary. In addition, the Adviser will monitor the premium/discount between the Fund’s market price and its NAV in the event that it exceeds a pre-set threshold for more than a given number of days in any quarter or a given number of consecutive days, such time periods to be determined by the Adviser and, if such thresholds are exceeded, to be reported to the Board. The Adviser also will monitor each Fund’s annualized Tracking Error to determine whether it increases beyond a threshold of 5%. The Adviser will report to the Board when a threshold is crossed and when, in its judgment, changes in these metrics are material. In addition, the Board will review monitoring data generated by the Adviser as part of the regular review process.

Further pursuant to such procedures, if the Adviser identifies trading issues or determines that the arbitrage mechanism is not working as intended, the Adviser may determine to disclose additional information to the public pursuant to such procedures or to update the Hedge Portfolio to include positions as of a date more recent than that of the last quarter’s end. The range of corrective measures taken by the Adviser may vary depending on the particular facts and circumstances relating to a Fund’s operations, and may include, among other actions, publishing additional information about a Fund to the marketplace, releasing Fund information with more frequency, modifying the Hedge Portfolio, and other appropriate measures. Such corrective measures will be reported to the Board at its next regularly scheduled meeting. If the Adviser determines that these measures do not sufficiently mitigate the trading issues and it appears that the arbitrage mechanism is not working, and would not work, as anticipated, the Adviser would notify the Board and the Adviser and the Board would determine whether further action is needed and what actions are in the best interests of the Fund and its shareholders. The Adviser will retain discretion to modify a Fund’s monitoring parameters as needed and report to the Board as to the action taken, and the Board may consider and authorize additional corrective measures if deemed necessary.

3.	Capital Structure and Voting Rights; Book Entry

Beneficial owners of Shares (“Beneficial Owners”) will have one vote per Share with respect to matters for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and the laws of the State of Maryland. Shares will be registered in book-entry form only. No Beneficial Owner shall have the right to receive a certificate representing Shares.

The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial Owners will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”).

Beneficial Owners of Shares will exercise their rights in Shares indirectly through DTC and DTC Participants. Dividends will normally be paid and all notices, statements, shareholder reports and other communications required under the Act and other applicable laws to be given to Beneficial Owners will normally be provided through the customary practices and facilities of DTC and DTC Participants.

4.	Listing and Trading

Shares will be listed on an Exchange in the same manner as other ETF shares. The principal secondary market for the Shares will be the Exchange on which they are listed (the “Listing Exchange”).

Neither the Adviser nor the Distributor nor any affiliated person of the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. It is expected that the Exchange (in collaboration with the Adviser) will select, designate or appoint one or more market makers for the Shares of each Fund.26 As long as a Fund operates in reliance on the requested Order, its Shares will be listed on an Exchange.

26         If Shares are listed on the NYSE Arca, Inc. (“Arca”), NASDAQ Stock Market LLC (“Nasdaq”), Chicago Board Options Exchange (“CBOE”) or a similar electronic Exchange, one or more member firms of that Exchange will act as market makers and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular market maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq stipulate that at least two market makers must be registered in Shares to maintain a listing. In addition, on Arca, Nasdaq and CBOE, registered market makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No market maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares or of shares of an Affiliated Fund (as defined below).

5.	Purchases and Redemptions of Creation Units

a.	General

Except as described in section III.C.5.c. of the application, the Corporation will offer, issue and redeem Shares of each Fund only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each Business Day. The Corporation will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 5,000 Shares and be offered at an initial price of $25 per Share.

b.	Authorized Participants

All orders to purchase or redeem Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (a) a “participating party,” (i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corp (“NSCC”)) or (b) a DTC Participant, which in any case has executed an agreement with the Distributor (“Participant Agreement”). An investor does not have to be an Authorized Participant to transact in Creation Units, but must place an order through and make appropriate arrangements with an Authorized Participant. Except as permitted by the relief requested from section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant in Shares.

c.	Timing

The Funds will issue and redeem Shares in Creation Units at the NAV per Share next determined after an order in proper form is received. Validly submitted orders to purchase or redeem Creation Units on each Business Day will be accepted until the NYSE market close (“Order Cut-Off Time”), generally 4:00 p.m. ET, on the Business Day that the order is placed (“Transmittal Date”). All Creation Unit orders must be received by the Distributor no later than the Order Cut-Off Time in order to receive the NAV determined on the Transmittal Date. For custom orders (as defined below) for Creation Units, the Distributor may require that the order be received no later than one hour prior to Order Cut-Off Time. Also, when the Listing Exchange closes earlier than normal, a Fund may require orders for Creation Units to be placed earlier in the Business Day.

d.	Payment

To keep trading costs low and enable a Fund to be as fully invested as possible, Creation Units will generally be issued and redeemed primarily on an in-kind basis. More specifically, subject to certain exceptions where the purchase or redemption will include cash under the limited circumstances described below, persons purchasing a Creation Unit will make an in-kind deposit of the Hedge Portfolio with the Fund (“Deposit Instruments”), and shareholders redeeming a Creation Unit will receive an in-kind transfer of the Hedge Portfolio from the Fund (“Redemption Instruments”), except for differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots27; in addition, other positions that cannot be transferred in kind will be excluded from the Creation Basket (defined below).

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption as the “Creation Basket.”28 The Creation Basket for a Fund generally will be the Fund’s designated Hedge Portfolio. To the extent there is a difference between the NAV of a Creation Unit and the aggregate market value of the Basket exchanged

27         A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

28         The Funds must comply with the federal securities laws in accepting the Creation Basket and satisfying redemptions with the Creation Basket, including that the securities included in the Creation Basket are sold in transactions that would be exempt from registration under the Securities Act.

for the Creation Unit, the party conveying the lower value will pay to the other an amount in cash equal to that difference (“Balancing Amount”). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in the paragraph above.

On a given Business Day, purchases and redemptions of Creation Units may be made wholly or partly in cash under the following circumstances:

a)	to the extent there is a Balancing Amount;

b)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

c)	if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; [29]

d)

if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each, as defined below); or (ii) in the case of a Fund holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances;

e)

if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit or Redemption Instruments, respectively, solely because: (i) in the case of the purchase of a Creation Unit, Deposit Instruments are not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting (i.e., a “custom order” is necessary);[30] (iii) the Fund is unable to hold such instruments due to regulatory or compliance limitations; (iv) redemptions exceed the amount of the Fund’s assets that are held in securities comprising the Creation Basket; or (v) in the case of a Fund holding non-U.S. investments, a holder of Shares of such Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind; or

f)

if, on a given Business Day, the Fund requires or permits one or more Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit or Redemption Instruments, respectively, in the Fund’s discretion.

Each Business Day, before the open of trading on the Listing Exchange, the Adviser will cause the Creation Basket, including the names and quantities of the securities and other instruments in the Creation Basket and the estimated Balancing Amount (if any), for that day to be published through the NSCC, a clearing agency registered with the Commission and affiliated with DTC.31 The published Creation Basket will apply and, unless otherwise indicated, serve also as the Creation Basket until a new Creation Basket is announced. There will be no intra-day changes to the Creation Basket, except to correct errors in the published Creation Basket. The Adviser will also make available on a daily basis the previous day’s Balancing Amount.

29         In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its existing investors. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

30         A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (i) or (ii).

31         Applicants expect the same information to be provided through the Listing Exchange each Business Day prior to the opening of trading in Shares.

e.	Transaction Fee

A Fund may recoup the settlement costs charged to it by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). Because the DTC Process is generally more expensive than the NSCC Process, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than investors transacting through the NSCC Process.32 No Fund will impose sales charges on purchases of Shares. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined to be appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units. 33 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.34 Transaction Fees will differ for each Fund. Variations in the Transaction Fee may be made from time to time.

6.	Secondary Market Pricing of Shares

The market price of Shares will be based on the current Bid/Ask Price in the secondary market. Such price, like the price of all traded securities, will be subject to the factors of supply and demand, as well as the Fund’s NAV. The price of Shares in the secondary market, however, will not have a fixed relationship to the current or previous day’s NAV. Rather, the price at which Shares trade in the secondary market may be below, at or above the NAV. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Further, secondary market transactions in Shares are expected to be subject to brokerage fees and charges.

7.	Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, though certain Brokers may make a dividend reinvestment service available to their clients. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from Fund distributions will be an expense borne by the individual Beneficial Owners reinvesting through such service.

8.	Availability of Information

A great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available at no charge prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price of Shares, and a calculation of the end-of-day premium/discount of the Closing Price or Bid/Ask Price against such NAV. The website will also disclose the Fund’s Hedge Portfolio, as well as the Daily Deviation (for the last rolling one-year period), Empirical Percentiles and Tracking Error of the Hedge Portfolio. The website also will disclose monthly average bid/ask spread data.

Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-CEN. The Prospectus, SAI and Shareholder Reports will be available free upon request from the Funds, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

32         Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

33         In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

34         Where a Fund permits or requires an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

In addition, because the Shares will be listed on an Exchange, prospective investors will have access to more information about them than what is normally available about a security of an open-end investment company. Specifically, information regarding the market price of Shares and trading volume in Shares will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information may be published daily in the financial section of newspapers. Further, as described above, the Listing Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association or other widely disseminated means each Fund’s INAV.

9.	Sales and Marketing Materials; Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Corporation will be classified and registered under the Act as an open-end management investment company, neither the Corporation nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features described in this application that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Each Fund will prominently disclose in its prospectus, on its website and in its marketing materials that, unlike other Active ETFs, the Fund does not disclose its portfolio holdings each day, but instead publishes a Hedge Portfolio each day and an INAV every 15 seconds during normal trading hours of the NYSE. Each Fund will further disclose that, (1) although the Hedge Portfolio and the INAV are intended to provide investors with information sufficient to allow for an effective arbitrage mechanism that will maintain the market price of the Fund at or close to the underlying NAV of the Fund, there is a risk that market prices may vary significantly from the underlying NAV of the Fund; (2) ETFs like the Fund that trade on the basis of a Hedge Portfolio without daily portfolio holdings disclosure are new, and there is a risk that Shares may trade at a wider bid/ask spread than shares of other ETFs; (3) market participants may attempt to use the Hedge Portfolio and the INAV to reverse engineer the Fund’s trading strategy, which if successful, could increase opportunities for certain predatory trading practices, such as front-running, that may have the potential to harm Fund shareholders; and (4) the Fund is new, and there is a risk that the Fund might perform differently than other ETFs during periods of market disruption.

Further, in all marketing materials where the features or method of obtaining, buying or selling Shares on an Exchange are described, there will be an appropriate statement or statements to the effect that Shares generally are not individually redeemable. In this respect, any advertising material describing obtaining, buying or selling Creation Units or discussing Shares’ redeemability will prominently disclose that Shares generally are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender Shares for redemption to a Fund in Creation Units only. In addition, Applicants in referring to the Funds and Shares will use a naming convention that conveys the differences from traditional ETFs in the degree of portfolio transparency.

D.	Funds of Actively Managed Exchange-Traded Funds

1.	The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Subadviser”). Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

2.	Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by section 17(a) of the 1940 Act.

3.	Fees and Expenses

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

4.	Conditions and Disclosure Relating to Fund of Funds Relief

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

IV.	REQUEST FOR ETF RELIEF

A.	In Support of the ETF Relief

1.	The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Cost, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs

The Funds will offer the same panoply of benefits as existing ETFs, which appeal to individual and institutional investors, as well as to Brokers, investment advisers, financial planners and other intermediaries acting on behalf of investors. The Adviser believes that the Funds will appeal to each of these categories of investors because the Funds will provide the following benefits associated with ETFs:

•	Diversification: a diversified investment vehicle with the potential for above-market returns.

•	Cost-Efficiencies: a lower-cost option than a comparable traditional mutual fund.

•	Liquidity: an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices.

•	Tax-Efficiencies: a more tax-efficient investment option than a comparable mutual fund.

Applicants currently anticipate that the Funds will provide investors with a more cost-efficient investment vehicle than a comparable mutual fund because they anticipate the Funds charging management fees that are comparable to those charged by traditional mutual funds but having lower total annual operating expense ratios. Applicants expect the Funds to have lower total annual operating expense ratios, including than those of their respective Representative Funds, because many of the costs embedded in the expense ratios of mutual funds (like the Representative Funds), such as transfer agency fees, are generally much lower in the case of ETFs (like the Funds). This is the case because, among other matters, while shareholders of mutual funds typically receive shareholder servicing directly from funds, shareholders of ETFs receive servicing through third parties – namely the Brokers with whom they hold accounts and through whom they transact in ETF shares. Thus, unlike mutual funds, ETFs do not incur substantial shareholder servicing and transfer agency fees. Rather, such costs are displaced and paid by shareholders, if at all, to Brokers and other intermediaries.

In addition, Applicants anticipate that the Funds will provide investors with the same type of liquidity as they have come to associate with ETFs. The Adviser’s research indicates that liquidity is one of the features of ETFs most appreciated by today’s investors. In fact, in focus groups, investors routinely identify liquidity as one of the features of ETFs that positively distinguish them from other investment options. Applicants expect the Funds to offer investors the same level of liquidity as they enjoy in existing ETFs because the Funds will operate as ETFs whose Shares investors may purchase and sell intra-day at market prices rather than only once per day at NAV.

Further, Applicants anticipate that the Funds will provide investors with a relatively tax-efficient investment option as compared to similar traditional mutual funds. The tax efficiency of the ETF structure is primarily a result of ETFs generally honoring redemptions in kind and, thereby, taking advantage of a provision in the Code that allows them not to recognize capital gains on appreciated securities delivered “out.” The Funds, like existing ETFs, expect to take advantage of this same structure and to honor redemptions in kind as much as possible so as to avoid recognizing capital gains on appreciated securities.

Applicants concede that the Funds may not be as tax efficient as, for example, Index ETFs because the Funds will not hold precisely those instruments that they receive in the Creation Basket, whereas Index ETFs may normally hold precisely the securities they receive in a creation (or issue in a redemption). Thus, each Fund expects to incur some taxable gains reconfiguring the Creation Basket received in a creation and compiling the Creation Basket for a redemption. In the case of the Funds, however, Applicants expect these potential inefficiencies to be minimized for at least two reasons.

First, on any Business Day during which a Fund experiences creations and redemptions, it will be able to “cross” the transactions; that is, it will be able to take those Deposit Instruments that are not wanted as Portfolio Positions and deliver them out as Redemption Instruments. Thus, on Business Days where the number of creations equals the number of redemptions, a Fund will experience no tax inefficiencies as a result of its portfolio not matching the Creation Basket precisely. It will operate at the same level of tax efficiencies as an Index ETF. Even on days when creations and redemptions are not equal in number but are able, at least in part, to be offset, a Fund’s tax inefficiencies due to a mismatch between its Portfolio Positions and Deposit/Redemption Instruments will be minimized.

Second, as discussed above, at least 80% of the total assets of each Fund will be invested in its identified Hedge Portfolio, which is also the Creation Basket. Based on Applicants’ research, including of the Representative Funds, they believe that, on average, the Funds will be 50-90% more tax efficient than comparable mutual funds. Applicants regard such tax efficiencies as material, particularly to investors who seek tax-efficient investment vehicles, and supportive of the contention that the Funds will provide investors with these important benefits of the ETF structure.

2.	The Funds Will Give Short-Term Traders an Appropriate Investment Option

Another category of investors to whom Applicants expect Shares to appeal is short-term and tactical traders. Shares are expected to appeal to these investors because they can be bought and sold continuously throughout the day at a price that reflects current market sentiment regarding the Shares.

3.	The Funds Will Expand the Investment Options Available to ETF Investors

Applicants believe that investors should be able to access the full spectrum of active management strategies in the ETF format. Applicants further believe that many of the same advantages that are currently associated with the ETF format, including lower fees and tax efficiency, can be provided by other types of actively managed ETFs, including the Funds. Applicants seek the ETF Relief requested herein to bring those advantages to ETF investors in the form of the Funds.

Since the advent of the ETF structure in 1993, a consistently increasing number of investors invest in ETFs. In some cases, investors have found their way into ETFs on their own. Others have found their way into ETFs with the guidance of their financial advisers. Registered advisers who use ETFs generally indicate a preference for them over mutual funds for a variety of reasons, including that the total operating expenses associated with owning ETFs are typically lower than those associated with owning comparable mutual funds and, therefore, their clients’ investment expenses are reduced by owning ETF shares instead of mutual fund shares, normally resulting in improved returns. Yet, to date, investors have been limited to investing in Active ETFs whose strategies are amenable to daily portfolio disclosure. Applicants’ proposal is designed to take a step toward removing these limits.

B.	Legal Analysis of ETF Relief

Although the Funds have features that distinguish them from existing ETFs, Applicants seek the same exemptive relief from the Act upon which existing ETFs rely—from sections 2(a)(32), 5(a)(1), 17(a) and 22(d), of the Act and rule 22c-1 under the Act. The ETF Relief is requested pursuant to sections 6(c) and 17(b) of the Act. Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the Act.

Applicants further believe that all transactions conducted by affiliates with the Funds will be on terms that are reasonable and fair, including in terms of the consideration paid or received by Funds, and will not involve overreaching. Therefore, Applicants believe that Funds warrant the relief requested under sections 6(c) and 17(b).

1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer, ... entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that Shares could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and that, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of the a Fund’s current net assets. The unusual aspect of Shares is that their terms provide for a right of redemption upon presentation to the issuer only when aggregated into one or more Creation Units. In other words, Shares are not individually redeemable to a Fund or its agent under all circumstances, and therefore a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” are met. For avoidance of doubt, Applicants request an order to permit the Corporation to register as an open-end management investment company and the Funds to issue Shares that are generally redeemable in Creation Units only.

Creation Units are continuously redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, all holders of Shares will have the ability to buy and sell Shares throughout the day in the secondary market at market prices that are disciplined by the Funds’ efficient arbitrage mechanism and, therefore, reflect narrow premiums/discounts. While Applicants recognize the potential for wider spreads and more significant deviations between a Share’s Closing Price and/or Bid/Ask Price due to the absence of portfolio transparency, Applicants do not believe that such deviations will develop, given the regular dissemination of the Funds’ high-quality INAV and the disclosure, with respect to each Fund, of the Hedge Portfolio along with such Hedge Portfolio’s Daily Deviations, Empirical Percentiles and Tracking Error. Applicants thus believe that the Funds do not present any new issues with respect to the previously granted exemptions that allow for Index ETFs and Active ETFs to redeem their shares only in Creation Unit quantities.

For these reasons, Applicants believe that the proposal to permit Shares to be sold and redeemed as described is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants request that the Order be granted in respect of sections 2(a)(32) and 5(a)(1).

2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares will be sold in Creation Units through the Distributor to Authorized Participants (and persons transacting through Authorized Participants) at the “current public offering price as described in the prospectus,” as required by section 22(d). Creation Units may also be unbundled, and individual Shares will trade in the secondary market at prices that are below, at or above NAV.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. In particular, Shares of each Fund will be listed on an Exchange and may trade on and away from the Exchange at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) and rule 22c-1. Applicants request an exemption under section 6(c) from section 22(d) and rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly system of distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.35

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – do not seem to be relevant to secondary trading in Shares. Secondary market transactions in Shares will not cause dilution of the Funds because such transactions will not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers because, to the extent Share trading prices vary over the course of a given trading day or from day to day, such variances will generally reflect market forces of supply and demand, and not result from unjust or discriminatory manipulation. With respect to the third possible purpose of section 22(d) – ensuring an orderly distribution system – Applicants note that anyone may dispose of (acquire) Shares either by selling (purchasing) them on an Exchange or by redeeming (purchasing) a Creation Unit through an Authorized Participant. Therefore, no dealer should have a material advantage over any other dealer in the sale of Shares.

In addition, the potential for arbitrageurs to earn an arbitrage profit between NAV and the market price of Shares with limited risk should facilitate arbitrage activity and would limit the Shares’ premium/discount. Thus, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV next computed by the Fund. Indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and will offer a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve a Fund’s stated investment objective, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.36

Finally, Applicants also do not believe that the fact that a Creation Unit of Shares can be purchased or redeemed at NAV, while individual Shares can trade at market prices creates the potential for discrimination or preferential treatment among investors. As described above, Applicants believe that the ETF structure and the standards and conditions set forth herein will facilitate arbitrage activity in Shares, which should limit the differences between NAV and market prices. Accordingly, all investors will be able to transact in Shares at prices at or close to NAV, whether the investors are transacting in the secondary market or through purchases or redemptions with the Fund, as a result of the ability to create or redeem Shares at NAV. Any profits that are generated as a result of arbitrage transactions would not be a result of any discriminatory or preferential treatment of certain investors.

On the basis of the foregoing, Applicants contend that the protections intended to be afforded by section 22(d) are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares. Applicants therefore contend that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants request the Order be granted in respect of section 22(d) and rule 22c-1.

35         See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983) (“Protecting Investors”).

36         See Strauss, supra note 4.

3.	Exemption from the Provisions of Section 17(a)

Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, sections 17(a)(1) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.37 Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) pursuant to sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding

37        Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the case of custom orders, the Creation Baskets will be the same regardless of the identity of the purchaser or redeemer.

The Deposit and Redemption Instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of any purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement. Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Positions and current trading program.

Because the Fund portfolio will not be transparent on a daily basis, Applicants believe that there is restricted opportunity for redeeming shareholders to select particular Portfolio Positions to be included in the Creation Basket (i.e., “cherry picking”). Further, because the Creation Basket will be the Hedge Portfolio, except in the limited instances permitted for custom orders,38 a person purchasing Shares could not cause the Fund to include unwanted instruments in it. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

Moreover, Applicants note that the ability of each Fund to take deposits and make redemptions in kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing the Transaction Fee applicable to purchases and redemptions of Shares.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants also contend that, with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Thus, Applicants request the Order under section 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

V.	REQUEST FOR FUND OF FUNDS RELIEF

A.	Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the 1940 Act and to permit the

38        See supra section III.C.5.d.

Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted section 12(d)(1) (then section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.39 In enacting section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.40 As originally proposed, section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company. “[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”41

Congress tightened section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).42 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled “Public Policy Implications of Investment Company Growth” (the “PPI Report”).43

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that a Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Subadvisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Subadvisory Group” is defined as any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser. The condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the 1940 Act.

39         House Hearing, 76th Cong., 3d Sess., at 113 (1940).

40         Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

41         House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

42         See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

43         Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in section 12(d)(1)(A) of the 1940 Act by declining to execute a FOF Participation Agreement with an Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing

Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.44

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.45 No Fund will acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from (i) section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

B.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Fund of Funds Relief

Applicants seek relief from section 17(a) pursuant to section 17(b) and section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

44         Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

45         Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of section 12(d)(1), above, Applicants submit that, with regard to section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.46

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

46        To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

C.	Precedent and Policy Support Fund of Funds Relief

The Fund of Funds Relief is substantially the same as relief previously granted by the Commission.47 Applicants do not believe that the Application raises novel issues under section 12(d)(1). The condition designed to prohibit Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate, and the conditions designed to address the potential for an Investing Fund and Investing Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates apply equally to the Applicants as other mutual funds and ETFs to address the threat of large scale redemptions. Applicants believe that the fact that an Investing Fund would not know the Fund’s holdings, as it would in the case of a transparent, actively-managed ETF, would not impact the Investing Fund’s ability (or lack of ability) to influence the Fund. The same conditions designed to address the layering of fees and expenses similarly would apply equally to the Applicants as it would for mutual funds and other ETFs, as would the conditions regarding complex structures, and Applicants do not believe that the transparency (or non-transparency) of the Funds’ holdings are relevant to appropriately address these concerns.

Applicants note that, in order for the Funds to be successful, it is necessary that they achieve a scale at which they will be reasonably profitable. Applicants believe that making the Funds available as underlying funds for Acquiring Funds provides an important channel for investment in the Funds, which is a key aspect of Applicants’ plans for reaching scale. Applicants also note that Investing Funds would be registered investment companies managed by registered investment advisers, and that therefore sophisticated entities subject to independent oversight will be making the decision to become Investing Funds. The ability of these organizations to evaluate the risks of investing in the Funds and to balance these with the potential rewards will limit the potential for issues with the Funds to spread to other funds.

VI.	CONDITIONS TO THE APPLICATION

A.	ETF Relief

Applicants agree that any Order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1.        As long as a Fund operates in reliance on the requested order, Shares of the Fund will be listed on an Exchange.

2.        Neither the Corporation nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.        The website for the Funds, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV, the Closing Price or Bid/Ask Price, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV. The website will also disclose the Fund’s Hedge Portfolio as well as the Daily Deviations (for the last rolling one year period), the Tracking Error and the Empirical Percentiles of the Hedge Portfolio.

4.        On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website a Hedge Portfolio for that day.

47        See, e.g., Madison ETF Trust, et al., Investment Company Act Release Nos. 32093 (April 25, 2016) (notice) and 32120 (May 23, 2016) (order) (requesting additional relief to perform creations and redemptions of Creation Units in-kind in a master-feeder structure, which relief is not being sought by Applicants); Wells Fargo Funds Management, LLC, et al., Investment Company Act Release Nos. 31156 (July 15, 2014) (notice) and 31205 (Aug. 12, 2014) (order).

5.        The Adviser or any Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.        The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed funds that disclose a proxy portfolio on each Business Day, without fully disclosing their full portfolio at the same time.

B.	Fund of Funds Relief

Applicants agree that any Order of the Commission granting the requested Fund of Funds Relief will be subject to the following conditions:

1.        The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of the Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund’s Subadviser or a person controlling, controlled by, or under common control with the Investing Fund’s Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.        No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.        The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.        Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.        The Investing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.        No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.        The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund ; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.        Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.        Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an Investing Fund and the Fund will execute FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Investing Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.        Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.        Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.        No Fund relying on the Fund of Funds Relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the cover.

VIII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Darrell Braman
Name:	Darrell Braman
Title:	Vice President

T. ROWE PRICE EQUITY SERIES, INC.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

Dated: February 23, 2018

Verification of T. Rowe Price Associates, Inc.

In accordance with rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Associates, Inc.; that she is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 23rd day of February 2018, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of hers knowledge, information and belief.

By:	/s/ Darrell Braman
Name:	Darrell Braman
Title:	Vice President

Verification of T. Rowe Price Equity Series, Inc.

In accordance with rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Equity Series, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 23rd day of February 2018, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

WHEREAS, the Executive Committee of the T. Rowe Price Equity Series, Inc. desires to authorize the filing of an Application with the U.S. Securities and Exchange Commission for an order for exemptive relief from certain sections and rules under the Investment Company Act of 1940, as amended (the “Act”), prior to next meeting of the Series’ Board of Directors pursuant to Section 4.02 of Article IV of the Series’ By-Laws.

ACCORDINGLY, the Executive Committee of the T. Rowe Price Equity Series, Inc. hereby approves the following resolutions:

RESOLVED, that the President and each Vice President of the T. Rowe Price Equity Series, Inc., a Maryland corporation (“Corporation”) be, and hereby is, authorized in its name and on its behalf to execute and file with the Securities and Exchange Commission an application (“Application”), including any exhibits and amendments, jointly with T. Rowe Price Associates, Inc. (“Price Associates”) and any existing and future the investment companies advised by Price Associates (“Price Funds”) (the Corporation, Price Associates, and Price Funds should be referred to collectively as “Applicants”);

FURTHER RESOLVED, that the Application be filed pursuant to Sections 6(c) of the Act for an order exempting the Applicants from the provisions of Sections 2(a)(32), 5(a)(l), 22(d) and 22(e) of the Act and Rule 22c-l under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l) and 17(a)(2) of the Act, under Section 12(d)(l)(J) of the Act for an exemption from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, to permit the Applicants to register with the SEC an actively managed, non-transparent exchange-traded fund;

FURTHER RESOLVED, that the Application be in such form and content or be supplemented by such exhibits or amendments as the officers executing and filing the same shall, with the advice of the Applicants’ legal counsel, determine to be necessary, appropriate or desirable, any such determination to be conclusively evidenced by the filing of such Application, exhibit or amendment;

FURTHER RESOLVED, that the President and any Vice President be and each of them is authorized to execute all such instruments and documents and do all such acts and things, as, in their opinion or in the opinion of any of them, may be necessary or appropriate in order to carry out the intent and purposes of the foregoing;

FURTHER RESOLVED, that the Secretary of the Corporation hereby is authorized to provide a certified copy of the foregoing resolutions to any individual or entity requiring same in order to further the purpose of the resolutions and progress of the transaction; and

FURTHER RESOLVED, that to the extent any individual or entity may require any special form of resolution confirming the approval or authority as above granted, such resolution hereby is adopted.

Dated: September 17, 2013

By:	/s/ Edward C. Bernard
Member of Executive Committee
Edward C. Bernard

APPENDIX A

Summary

We investigated the possibility of inferring daily portfolio holdings of a non-transparent, actively managed ETF from publicly available data including but not limited to a real-time intra-day price signal, quarterly portfolio holdings, and the Fund’s prospectus. The hypothetical ETF considered was based on a specific equity strategy managed by T. Rowe Price. We concluded any such inference was virtually impossible.

Definitions

Throughout this document, we will make use of the following terms.

1.	The “Fund” will refer to a hypothetical, non-transparent, actively managed exchange traded fund.

2.

The “IIV” of the Fund is the NAV per share of the Fund, rounded to the nearest penny. It is calculated using the holdings in the Fund as of the previous trading day, valued using the real-time intra-day prices of the underlying securities.

3.	“Information trades” are trades in a portfolio resulting from an active view rather than rebalancing or cash flow management.

Assumptions

We assume the following precise facts about the Fund are publicly disclosed:

4.	The Standard & Poor’s 500 Index is the benchmark of the Fund (i.e., large-cap US equities).

5.	The Fund’s portfolio will include only long equity positions (i.e., no short positions in absolute terms, though the Fund may be underweight certain securities with respect to its benchmark).

6.	The IIV of the Fund is made public every 15 seconds (i.e., 1560 times each trading day).

7.	The portfolio holdings of the Fund are fully disclosed to investors at the end of each quarter with a delay of 15 calendar days (approximately 10 trading days).

We can reasonably expect the following additional, less precise characteristics of the Fund can be deduced based on publicly available information and tools:

8.

Circa 2010, the investable universe contains approximately 800 securities and should consist of any stocks with market capitalization greater than $3.5 billion belonging to one of the following groups:

1.	Standard & Poor’s 500 Index

2.	Russell 3000 Index

3.	American Depository Receipts (ADRs) from developed countries

4.	Canadian stocks traded on a US exchange

5.	The Fund is approximately sector neutral relative to its benchmark, deriving most of its outperformance relative to its benchmark from security selection.

6.	The Fund typically exhibits very low tracking error relative to its benchmark (about 100 basis points).

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7.	The Fund typically contains less than 350 securities which are not equally weighted.

8.	The Fund typically executes less than 50 information trades in a day.

9.	Within the Fund, the minimum trade size is about 1 basis point (0.01% of the total portfolio NAV).

A Convincingly Simple Example

We conducted experiments in which we assumed a hypothetical adversary possessed much more information about the Fund than could possibly be inferred from all available public information. Specifically, we assumed the adversary possessed the following non-public information in addition to all the public information listed in the “Assumptions” section:

10.	Complete, exact holdings in the Fund as of the close of the prior trading day

11.	A complete list of all securities traded in the subsequent day

12.	The magnitude of the largest trade that occurred during the subsequent day

Note that this information far exceeds that which an adversary could reasonably infer from publicly available information or characteristics of the Fund using the most sophisticated of techniques.

We used this information, real-time intra-day market pricing data for the securities in the universe, and various sophisticated optimization algorithms to obtain an error minimizing estimate of the holdings on the subsequent day. In our experiments, there were as few as three trades and as many as ten trades in a given day. In all cases the conclusion was the same: the estimated holdings bore remarkably little resemblance to the undisclosed true holdings on the subsequent day.

Rationale

The act of rounding the IIV to the nearest penny obscures most of the information contained in the real-time intra-day prices of securities in the investable universe.

13.	It is true that if these prices are observed for long enough, and the holdings in the portfolio remain static during that observation period, then the noise due to rounding can be overcome, however:

14.	The amount of time needed to accomplish this is measured in decades according to our estimates.

15.	Based on the specific investment strategy considered, it is unrealistic to assume the holdings in the Fund remain static for any significant duration of time.

16.

Additional information can be gleaned from observing the full list of holdings that are published quarterly (e.g., trades per quarter, distribution of position size, bet size, underweights, overweights, etc.), however in our experiments, this information is at best marginally beneficial because, as a result of the relatively low tracking error to the benchmark, the information content of these characteristics is essentially the same as the daily holdings in the benchmark, which is publicly available in real time.

A-2

Statement

As a consequence of our investigation, we believe that it is virtually impossible to use information resulting from the assumptions listed above to infer either the daily trades or, equivalently, the daily portfolio holdings in the Fund.

Florian A. Potra, Ph.D.

Professor, Department of Mathematics and Statistics

University of Maryland, Baltimore County

James A. Tzitzouris, Jr., Ph.D. Investment

Analyst/Vice President T. Rowe Price Group

January 14, 2011

Biography of Florian A. Potra, Ph.D.

Dr. Florian Potra earned a Ph.D. in Mathematics from the University of Bucharest, Romania. After an Andrew Mellon Postdoctoral Fellowship at the University of Pittsburgh, Dr. Potra joined the faculty of the University of Iowa, first as an Associate Professor of Mathematics, and then as a Professor of Mathematics and Computer Science. Between 1997-1998, Dr. Potra served as a Program Director in Applied and Computational Mathematics at the National Science Foundation. Since 1998 Dr. Potra has been a Professor of Mathematics and Statistics at the University of Maryland Baltimore County. Dr. Potra is also a Faculty Appointee at the Mathematical and Computational Sciences Division of The National Institute of Standards and Technology.

Dr. Potra has published over 120 research papers in prestigious professional journals. Dr. Potra is the Regional Editor for the Americas of the journal “Optimization Methods and Software”, and serves on the editorial board of three other well known mathematical journals.

Biography of James A. Tzitzouris Jr., Ph.D.

Dr. James Tzitzouris is an investment analyst in the firm’s U.S. Asset Allocation Group, focusing on quantitative analysis and special projects. He is a vice president of T. Rowe Price Group, Inc.

Dr. Tzitzouris has 12 years of investment experience, all of which have been at T. Rowe Price. In addition to his responsibilities at T. Rowe Price, Dr. Tzitzouris holds an appointment as lecturer in the Department of Applied Mathematics and Statistics in the Whiting School of Engineering at Johns Hopkins University, where he teaches the Optimization in Finance course as part of the Masters Program in Mathematical Finance.

Dr. Tzitzouris earned an S.B. in mathematics from the Massachusetts Institute of Technology, as well as an M.S.E. and Ph.D. in mathematical sciences from Johns Hopkins University. Dr. Tzitzouris is the co-editor of the book Classics in Performance Measurement, TSG Publishing, 2009.

A-3